FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of August 2007

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on August 24, 2007, by Matsushita Electric Industrial Co., Ltd. (the registrant), announcing the estimated costs related to product advisory on Nokia-branded Lithium-ion Battery Pack Units.

2.	News release issued on August 24, 2007 by the registrant, announcing the repurchase of a portion of its own shares.

3.	News release issued on August 31, 2007 by the registrant, announcing the retirement of director.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YOICHI NAGATA
Yoichi Nagata, Attorney-in-Fact
Director of Overseas Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: September 4, 2007

August 24, 2007

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yoichi Nagata (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1362)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Matsushita Estimates Costs Related to Product Advisory on Nokia-branded

Lithium-ion Battery Pack Units

Osaka, Japan, August 24, 2007 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), announced the estimated direct costs related to product advisory on Nokia-branded BL-5C lithium-ion battery pack units manufactured between December 2005 and November 2006 by Matsushita Battery Industrial Co., Ltd., its consolidated subsidiary.

As announced by Nokia on August 14, 2007, the approximately 46 million Nokia-branded BL-5C lithium-ion battery pack units may cause overheating initiated by a short circuit while charging, which could cause the battery to dislodge from a mobile phone handset.

In order to cope with this matter, MEI has established a “Corporate Lithium-ion Battery Customer Support & Management Division” and is taking appropriate measures to restore the trust and confidence of its customers and society.

The total direct costs to be borne by MEI for the product advisory on the battery packs are currently estimated to be between approximately 10 billion yen and 20 billion yen. These costs will be accrued in the first half of fiscal 2008. Despite this, MEI will not change its financial forecast for fiscal 2008, ending March 31, 2008, which was announced on July 24, 2007.

# # #

August 24, 2007

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yoichi Nagata (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1362)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, August 24, 2007 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, announced that it has repurchased a portion of its own shares from the market in conformity with provisions of Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

Details of the share repurchase are as follows:

1. Class of shares: Common stock

2. Period of repurchase: Between July 26, 2007 and August 24, 2007

3. Aggregate number of shares repurchased: 9,591,000 shares

4. Aggregate repurchase amount: 19,999,875,000 yen

5. Method of repurchase: Shares were repurchased on the Tokyo Stock Exchange

(Reference 1)

1) The following details were resolved at the Board of Directors meeting held on April 27, 2007:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 50 million shares

•	Aggregate repurchase amount: Up to 100 billion yen

2) Cumulative total of shares repurchased since the April 27, 2007 Board of Directors resolution through today:

•	Aggregate number of shares repurchased: 25,526,000 shares

•	Aggregate repurchase amount: 59,997,170,000 yen

(Reference 2)

The number of shares issued and treasury stock as of June 30, 2007:

•	Total number of shares issued (excluding treasury stock): 2,129,932,478 shares

•	Treasury stock: 323,121,019 shares

# # #

August 31, 2007

FOR IMMEDIATE RELEASE

Investor Relations Contacts:

Makoto Mihara (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yoichi Nagata (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1362)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-7562-4400)

Matsushita Announces Retirement of Director

Osaka, Japan, August 31, 2007—Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, announced today that Yoshifumi Nishikawa retired as a Director of the Company, effective as of August 31, 2007.

Yoshifumi Nishikawa was an outside director of the Company as stipulated in Article 2, Paragraph 15 of the Company Law of Japan.

# # #